Qiao Xing Universal Releases Financial Results for Fiscal Year 2007
— Best Year Ever with All Major Indicators of Financial Performance at Record-high —
     HUIZHOU, Guangdong, China, July 14 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today filed its 2007 annual report on Form 20-F.
     Fiscal Year 2007 Highlights
     — Net sales were Rmb 3,874.1 million (US$ 531.1 million), an increase of 20.3% from 2006.
     — Gross profit was Rmb 975.1 million (US$ 133.7 million), an increase of 71.1% from 2006.
     — Income from operations was Rmb 717.5 million (US$ 98.4 million) an increase of 119.0% from 2006.
     — Gross margin was 25.2%, compared to 17.7% for 2006.
     — Net results after extraordinary gains were a net income of Rmb 903.9 million (US$ 123.9 million), compared to a net loss of Rmb 19.8 million for 2006.
     — Basic earnings per share after extraordinary gains were Rmb 24.95 (US$ 3.42), compared to a basic loss per share after extraordinary gains of Rmb 0.84 for 2006.
     2007 Business Review
     “2007 was an extremely exciting and fruitful year. Through its IPO, the value we had built up over the years in our major subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) was partially recognized in XING’s income statement as a gain on the sale of stocks by a subsidiary of Rmb 384.0 million (US$ 52.6 million). We are so pleased to see that in 2007, our net sales, gross profit, gross margin, income from operations, net income and basic earnings per share of common stock of XING reached a record-high,” Mr. Wu Rui Lin, CEO and Chairman of Qiao Xing Universal, said.
     In 2007, the Company’s major subsidiary CEC Telecom Co., Ltd. (CECT) sold approximately 3,816,000 units of mobile phones (an increase of 68.7% compared with the previous year), further strengthening its competitive position among domestic mobile phone players. CECT’s outstanding performance validates its strategy of building a highly profitable business by developing innovative, differentiated, high-margin handsets.
     Huizhou Qiao Xing Communication Industry, Ltd (QXCI), another of the Company’s subsidiaries, faces increasingly intense competitive pressure in both the indoor telephone and the mobile phone industries. Against this backdrop, its mobile division sold more than 1,000,000 units of mobile phone handsets in 2007, an increase of over 50% compared to 2006. Its COSUN-branded lower-end mobile phone with ultra long standby hours won great popularity in the domestic market. The sales revenue of its indoor phone business for 2007 increased slightly compared to 2006 while many of its domestic peers experienced a decline in sales. For its future development, QXCI sacrificed some revenue and gross profit by clearing at low prices inventories of conventional indoor phone sets to expedite the shift in the composition of the product portfolio from conventional phones to higher-end value-added products.

     Outlook
     Mr. Wu said, “We remain optimistic about our mobile phone and indoor phone business. Regarding the CECT-branded mobile phone handset business, as competition continues to intensify in the Chinese handset market, our strategy is to try to maintain profitability by developing differentiated handsets that consumers appreciate. We began the year of 2008 with the addition of a number of low cost handsets to the CECT-branded product portfolio, causing our total revenue and average selling price (“ASP”) figures to decline. However, since these handsets are still quite unique at their respective price ranges, we have been able to maintain their margins at a higher level, which is the main reason behind our ability to raise our overall gross margin for the period in question. We expect our ASP to rise again later in the year with the introduction of a number of higher-end phones, which will help us maintain our profitability in the CECT-branded mobile phone handset business. So far as sales and marketing of the CECT-branded handsets are concerned, we will continue to establish differentiated distribution channels, including TV infomercials, which proved to be very successful in 2007, and internet platform, which is expected to play more important role in distribution.”
     The Company expects that in 2008, sales revenue from its COSUN-branded mobile phone business will grow by over 30%. QXCI will take more initiatives to better deploy its distribution channels, including cooperation with telecom operators to supply customized mobile phones and expansion into overseas markets. It also plans to launch a series of unique lower-end and middle-end products with differentiated functionalities, including mobile phones fitted with a binocular or a remote temperature sensor.
     As for the QXCI’s Indoor Phone Division, it will continue to shift its focus to value-added products like internet-related products and payment terminals with fixed line telephone functions. It expects that domestic sales and the related gross margin in the Indoor Phone Division will increase significantly compared to 2007. In addition, the sales revenue from the export of indoor phones is expected to continue its trend of fast growth in 2008.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,”

“believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 14, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.